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SILVERMAN SHIN & SCHNEIDER PLLC

111 Broadway, Suite 1502

New York, New York 10006

212.779.8600

Facsimile: 212.779.8858

__________

January 22, 2026

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM ImmunoTech Inc.
Registration Statement on Form S-1(SEC file no. 333-292085)

Dear Sir or Madam:

On behalf of AIM ImmunoTech Inc. (the “Company”), we file herewith Amendment No. 1 to the Company’s registration statement on Form S-1.

If you have any comments, please direct them to Peter W. Rodino III, COO at the Company. His e-mail address is Peter.rodino@aimimmuno.com and his direct dial phone number is (215) 618-2784.

Please send me copies of anything that you direct to Mr. Rodino. My e-mail address is rfeiner@silverfirm.com and my direct phone number is (646) 822-1170.

Very truly yours,

/s/ Richard Feiner
Richard Feiner

cc:	AIM ImmunoTech Inc.
Peter W. Rodino III